

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2023

Audra Cohen
Partner
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re: SciPlay Corporation**
> **Schedule 13E-3 filed September 11, 2023**
> **File No. 005-90996**
>
> **Schedule 14C filed September 11, 2023**
> **File No. 001-38889**

Dear Audra Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3 filed September 11, 2023

General

1. Please note that forward incorporation by reference, as you attempt to do on page 95, is not permitted in connection with a Schedule 13E-3. Please revise.

2. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include the information required by Item 1010(c) of Regulation M-A.

3. Please describe the effects of the transaction on affiliated filing persons, including the

effect of the transaction on the LNW Entities' interest in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

4.	The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.

Directors, Executive Officers and Controlling Persons of the Company, page 17

5.	We note your disclosure of "None" on page 23 under "LNW Social Holding Company I, LLC." Please provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3 with respect to LNW Social Holding Company I, LLC, or advise.

Background of the Merger, page 24

6.	We note your disclosure that "[a]fter preliminary negotiations between Parent and the 2021 Special Committee failed to yield an agreement, on December 22, 2021, Parent issued a press release announcing the withdrawal of the 2021 Offer." Disclose the Company's reasons for rejecting the 2021 Offer. Refer to Item 1013(b) of Regulation M-A.

7.	On page 25, we note the various references to the "prospective members" of the Special Committee. Please identify those directors by name.

8.	We note your disclosure on page 28 that "the Special Committee discussed potential alternatives to a transaction with Parent." Briefly describe the alternatives. Refer to Item 1013(b) of Regulation M-A.

9.	We note your disclosure that "S&C and Cravath exchanged multiple drafts of the proposed Merger Agreement through which they negotiated a variety of terms, including, among other things, employee matters... ." Please disclose the ultimate outcome of the negotiations with respect to such employee matters.

10.	We note your disclosure that "members of the Company's management presented on, among other things, preliminary financial expectations for the second quarter of 2023 and the full year of 2023 and Company management's long-range plan for the Company as presented at the Board meeting on February 21, 2023," which management later updated to form the July Projections. Disclose the material differences between the February Projections and the July Projections.

11.	We note Engine Capital LP's Schedule 13D filing of October 3, 2022, which attached a letter Engine Capital sent to the Board encouraging the Board to consider a going-private transaction. Please expand the background section to disclose the impact, if any, of Engine Capital on the Board's deliberations.

<u>Position of the LNW Entities in Connection with the Merger, page 50</u>

12. We note that the LNW Entities considered the Lazard analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the LNW Entities adopted Lazard's analyses and conclusion as their own. Alternatively, please briefly explain to us why the LNW Entities have satisfied their obligation to disclose the material factors upon which their fairness determination is based.

<u>Purposes and Reasons of the Company in Connection with the Merger, page 53</u>

13. Please disclose the Company's reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

<u>Market Information, Dividends and Certain Transactions in the Class A Common Stock, page 82</u>

14. Disclose where, how and by whom the transactions listed on page 83 were effected. Refer to Item 1008(b)(1) and (5) of Regulation M-A.

<u>Transactions between the Company and the LNW Entities, page 84</u>

15. We note your disclosure that the "TRA will also terminate … upon certain change of control events specified in the agreement." Disclose whether the Merger would constitute such a change of control and thus cause the termination of the TRA.

16. To the extent applicable, provide all information required by Item 1005(a) of Regulation M-A with respect to the current fiscal year. We note your disclosure, for example, that "[e]xpenses paid to Parent and its affiliates for services provided in 2022 were $6.0 million."

17. We note your disclosure that on "May 6, 2022, [you] entered into an amendment which extended [y]our rights under the IP License Agreement through July 7, 2022." Disclose whether such rights remain in existence.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at (202) 551-8573 or David Plattner at (202) 551-8094.

       Sincerely,

       Division of Corporation Finance
       Office of Mergers & Acquisitions